United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of May, 2007

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Notice to shareholders dated May 8, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: May 08, 2007

GRUMA, S.A.B. DE C.V. NOTICE TO THE SHAREHOLDERS PAYMENT OF DIVIDENDS

The General Ordinary Shareholders' Meeting of GRUMA, S.A.B. DE C.V., held the 27th of April of 2007 in Monterrey, Nuevo Leon, approved, among other resolutions, the following:

The payment in cash of a dividend in the amount of MXN$410'167,459.20 (FOUR HUNDRED AND TEN MILLION ONE HUNDRED SIXTY SEVEN THOUSAND FOUR HUNDRED AND FIFTY NINE MEXICAN PESOS 20/100) equivalent to MXN$0.85 (eighty five cents) per share for each one of the -482,549,952- shares issued and outstanding, and with voting rights, of GRUMA, S.A.B DE C.V., to be paid from the Fiscal Net Profit Account. This payment shall be made in cash in one exhibition, as of the 18th (eighteenth) day of May 2007.

The payment shall be made at the offices of S.D. Indeval Institucion para el Deposito de Valores, S.A. de C.V., located in Paseo de la Reforma, No. 255, Col. Cuauhtemoc, Mexico, D.F. for the share certificates deposited in aforementioned Institution and will be made against the presentation and exchange of the receipts referred in the second to last paragraph of the article 289 of the Mexican Securities Law (''Ley del Mercado de Valores'').

For those shareholders in possession of their share certificates, they can collect their payment of dividends during office hours in the offices of the Company located in Rio de la Plata No. 407 Oriente, Colonia del Valle, San Pedro Garza Garcia, Nuevo Leon, Mexico 66220, duly accrediting their condition as shareholders before the Company.

  Monterrey, N.L., May 8th, 2007

GRUMA, S.A.B. DE C.V.

MR. SALVADOR VARGAS GUAJARDO
SECRETARY OF THE BOARD OF DIRECTORS